Exhibit 3.1

                             SALISBURY BANCORP, INC.

                                  AMENDMENT TO

                          CERTIFICATE OF INCORPORATION

Article THIRD is amended and restated in its entirety as follows:

         THIRD: Capital Stock. The amount of the capital stock of the Corporation hereby authorized is three million (3,000,000) shares of Common Stock, par value $0.10 per share and twenty-five thousand (25,000) shares of Preferred Stock, par value $0.01 per share.

                A. Common Stock.

                Each holder of shares of Common Stock shall be entitled to one vote for each share held by such holder. There shall be no cumulative voting rights in the election of directors. Each share of Common Stock shall have the same relative rights as and be identical in all respects with all other shares of Common Stock. The voting, dividend and liquidation rights of the Common stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be determined by the Board of Directors before the issuance of any series of Preferred Stock.

                B. Preferred Stock.

                (1) General. Preferred Stock may be issued from time to time in one or more series, each to have such terms as are set forth herein and in the resolutions of the Board of Directors authorizing the issue of such series. Any shares of Preferred Stock which may be redeemed, purchased or otherwise acquired by the Bank may be reissued. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly so provided.

                (2) Authority of Board of Directors. The Board of Directors may from time to time issue the Preferred Stock in one or more series. The Board of Directors may, in connection with the creation of any such series, determine the preferences, limitations and relative rights of each such series before the issuance of such series. Without limiting the foregoing, the Board of Directors may fix the voting powers, dividend rights, conversion rights, redemption privileges and liquidation preferences, all as the Board of Directors deems appropriate, to the full extent now or hereafter permitted by the Connecticut Business Corporation Act.

                The resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law. Except as otherwise provided in this Certificate of Incorporation, no vote of the holders of the Preferred Stock or Common Stock shall be a prerequisite to the designation or issuance of shares of any

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                series of the Preferred  Stock  authorized by and complying with the conditions of this Certificate of Incorporation and the Connecticut Business Corporation Act.

                C. No shareholder of the Corporation shall by reason of his holding shares of capital stock of the Corporation have any preemptive or preferential rights to purchase or subscribe to any share of any class of stock of the Corporation, now or hereafter to be authorized, or to any notes, debentures, bonds or other securities (whether or not convertible into or carrying options or warrants to purchase shares of any class of capital stock) now or hereafter to be authorized, excepting only such preemptive or preferential rights, warrants or options as the Board of Directors in its discretion may grant from time to time; and the Board of Directors may issue shares of any class of stock of the Corporation, or any notes, debentures, bonds or other securities (whether or not convertible into or carrying rights, options or warrants to purchase shares of any class of capital stock) without offering any such shares to the existing Shareholders of the Corporation.


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